KERRY

Kerry Group plc
Prince's Street
Tralee, Co. Kerry
Ireland
Telephone: +353 66 7182 000
Fax: +353 66 7182 961

Office of International Corporate Finance,
Securities and Exchange Commission,
450 Fifth Street NW,
Washington DC 20549,
U.S.A.

07022765

SUPPL

17th April, 2007.

Re: Kerry Group PLC (file no: 082-34842): Documentation Furnished Pursuant to Rule 12g3-2(b) Exemption.

Dear Ladies and Gentlemen,

Enclosed please find documentation furnished by Kerry Group plc (file no. 082-34842) pursuant to its 12g3-2(b) exemption from registration under the Securities and Exchange Act of 1934.

Please feel free to contact me with any questions or comments.

Yours sincerely,

Michael J. Ryan,
Head of Investor Relations,
KERRY GROUP PLC.

dw 4/23

Kerry Group plc
Annual Report and AGM Notice

16 April 2007

Copies of the following documents have been submitted to the Irish Stock Exchange and the UK Listing Authority:

- 2006 Annual Report
- Notice of 2007 AGM & Letter from the Chairman
- Proxy Form

These documents will shortly be available for inspection at the following locations:

UK Listing Authority's Document Viewing Facility
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Irish Stock Exchange
28 Anglesea Street
Dublin 2

ENDS

For further information please contact:
Frank Hayes
Director of Corporate Affairs

Telephone: + 353 66 7182304
Fax: + 353 66 7182972
email: corpaffairs@kerry.ie

KERRY GROUP PLC
ANNUAL INFORMATION UPDATE
16 April 2007

1.Introduction

Kerry Group plc published its Annual Report on 13th April 2007 and is submitting its Annual Information Update (AIU) to the Irish Stock Exchange ('ISE') for filing with the Irish Financial Services Regulatory Authority as required under Part 11 of the Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005).

The Company is also publishing the AIU via a Regulatory Information Service today and is making it available in the Investor Relations section of its website, www.kerrygroup.com, under the News Releases section.

2. List of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature in the previous 12 months, together with the date of the release.

This includes all announcements and filings made under the rules of the Irish Stock Exchange and the UK Listing Authority. This also includes all Companies Registration Office filings during the period, which are listed separately from the market filings.

(a) Regulatory announcements and filings made to the Irish Stock Exchange and UK Listing Authority via a Regulatory Information Service

16/05/06	Annual Information Update
19/05/06	AGM Statement
19/05/06	Result of AGM
22/05/06	Director / PDMR Shareholding
24/05/06	Director / PDMR Shareholding
24/05/06	Director / PDMR Shareholding
24/05/06	Director / PDMR Shareholding
07/06/06	Director / PDMR Shareholding
19/06/06	Director / PDMR Shareholding
19/06/06	Director / PDMR Shareholding
19/06/06	Director / PDMR Shareholding
19/06/06	Director / PDMR Shareholding
19/06/06	Director / PDMR Shareholding
19/06/06	Director / PDMR Shareholding
19/06/06	Director / PDMR Shareholding
19/06/06	Director / PDMR Shareholding
19/06/06	Director / PDMR Shareholding
19/06/06	Director / PDMR Shareholding
19/06/06	Director / PDMR Shareholding
19/06/06	Notification of Major Interests In Shares
26/06/06	Commencement of Buy Back
27/06/06	Purchase of Own Securities
29/06/06	Purchase of Own Securities
30/06/06	Purchase of Own Securities
30/06/06	Purchase of Own Securities
05/07/06	Notification of Major Interests In Shares
08/08/06	Block Listing Review

05/09/06	Interim Results
07/09/06	Director / PDMR Shareholding
08/09/06	Director / PDMR Shareholding
20/12/06	Voting Rights and Capital
12/01/07	Directorate Change
12/01/07	Block Listing 6 Monthly Return
19/01/07	Voting Rights and Capital
27/02/07	Preliminary Statement
02/03/07	Voting Rights and Capital
03/04/07	Voting Rights and Capital

(b) Companies Registration Office Filings

23/05/2006	Ordinary Resolution
23/05/2006	Special Resolution
21/06/2006	Allotment of Shares
22/06/2006	Annual Return
19/07/2006	Allotment of Shares
23/08/2006	Purchase of Own Shares
05/10/2006	Allotment of Shares
11/10/2006	Allotment of Shares
14/11/2006	Allotment of Shares
13/12/2006	Allotment of Shares
09/01/2007	Allotment of Shares
09/02/2007	Allotment of Shares
19/02/2007	Change in Directors
27/03/2007	Allotment of Shares
12/04/2007	Allotment of Shares

3. Availability of the full text of the announcements / Filings

Details of all regulatory announcements are available on the websites of the Irish Stock Exchange and the London Stock Exchange. Copies of all filings made with the Companies Registration Office are available on the Companies Registration Office website.

4. Accuracy of the information

The information referred to in this document was up to date at the time the information was published.

For further information contact:

Brian Durran
Company Secretary
Kerry Group plc
Prince's Street
Tralee
Co. Kerry
Ireland

ENDS

END